SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Monthly Investor Update: Capacity, Cash Consumption and Liquidity

GOL significantly reduced its supply to 355 flights/day, adjusting to lower demand in the domestic market;

Consolidated gross revenues reached R$503 million, with an average load factor of 80.8%;

GOL’s net cash consumption totaled R$3 million/day in February as travel demand in Brazil dropped and the low season begins.

São Paulo, March 8, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest airline, today provides its Investor Update for February/21. All information is presented in Brazilian Reais (R$). The information below is preliminary and unaudited.

In this period, GOL adjusted its capacity to an average of 355 flights per day, a 28% decrease from an average of 493 flights in January/21. The Company operated approximately 469 daily flights on peak days, capturing part of the passenger demand on the Carnival holiday, which was suspended this year. GOL’s consolidated gross revenues for the month were R$503 million and the average load factor was 80.8%, highlighting Management’s on-going focus on maintaining sustainable operations.

In February/21, there was a 15% decrease in the search for the Company’s airline tickets, compared to January/21, with a 28% reduction in the level of sales during this month as the “second wave” of Covid-19 cases in Brazil accelerated, Customers awaiting vaccination grew and the beginning of low season continued to dampen demand for travel. In response to the significant reduction in sales, increase in cancellations and no-shows, GOL’s network was reduced by 4% between the first and fourth weeks of February to adjust its costs to the level of inflows. PRASK was R$20.54 cents, a sequential variation of -12.7% over January/21 and a year-over-year variation of -15.0%.

“We continue to be extremely diligent in managing our cash to finance the growth of operations, which will accompany the non-linear recovery in demand,” said Paulo Kakinoff, CEO. “From our experiences drawn during the first wave last year, we are in a position to confidently manage through this next phase of Covid-19. We reiterate our belief that the Company will emerge stronger and even more resilient as markets start to normalize.”

Excluding financial debt service, GOL net cash consumption was R$3 million/day in February. For the first quarter of 2021, the Company is estimating net cash consumption to be R$3 million/day, a conservative outlook based on the recent increase of Covid-19 cases in Brazil.

GOL estimates that it has sufficient liquidity to finance its working capital, expenses and debt service through the coming months, a period of higher impact on its cash flow. The Company ended February with approximately R$2.0 billion in total liquidity, primarily due to the decrease in the volume of receivables by approximately R$90 million and the amortization of R$70 million in bank loans. Including the financeable amounts of deposits and unencumbered assets, GOL’s potential liquidity sources total over R$5 billion.

Beyond effectively managing its capacity and cash consumption during on-going fluctuations in travel demand during the recovery, the Company’s Management is assessing and adapting to the evolving market landscape, as new consumer and business trends emerge in the wake of the Covid-19 pandemic. In February/21, GOLLOG entered into a partnership with the Comporte group, formed by the companies Tex, União, Itamarati, Cruz and Elux, to strengthen the “last mile” in multimodal delivery services, combining the efficiency of road transportation with the capillarity of the Company’s air network.

Added Kakinoff: “GOL’s leadership in the domestic market for the 5th consecutive year and the proven sustainability of our low-cost business model position us for growth during the recovery. Our long history of innovation, strategic partnerships and Team of Eagles are the pillars of the Company’s future in the aviation industry. While we are managing through an unprecedented period of uncertainty for airlines globally, we won’t lose track of what is coming next by way of new routes, new technology and new markets.”

Maintaining Cash Flow Equilibrium

Based on conservative assumptions and to provide the necessary matching of assets and liabilities in this lower demand environment, GOL has been implementing measures to minimize net cash consumption

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Monthly Investor Update: Capacity, Cash Consumption and Liquidity

and to maintain equilibrium in its operating cash flow. The Company works daily with its stakeholders to manage through the “second wave” of Covid-19 in Brazil and is conservatively managing its operations and liquidity until the Country’s rate of infection begins to decline and the percentage of the immunized population increases. GOL has undertaken a number of necessary initiatives to minimize fixed costs as it reduces its operations to meet the current demand for air travel. These measures include, among others, the temporary postponement of payments to important partners of the Company.

“We have addressed the relevant financial obligations provided for in our cash flow, and we have a solid partnership with the main providers of working capital,” said Richard Lark, CFO. “Our financial management since the beginning of this pandemic reflects GOL’s commitment to and focus on having a sound capital structure, on minimizing our costs and strengthening the balance sheet as we reach a greater velocity during the recovery.”

The average maturity of the Company’s long-term debt, excluding aircraft leases and perpetual notes, is approximately three years.

Adjusting the Fleet Structure to efficiently match Capacity to Lower Demand

The Company’s fleet plan has always included flexibility to adjust the size of the fleet, by either returning aircraft or extending aircraft leases to match the volatility of the demand for air travel. This flexibility in matching capacity to demand has been critical to GOL’s successful management of its fleet size throughout the pandemic and is one of the Company’s main competitive advantages.

Kakinoff commented: “We sustained our high average load factor by reducing the operating fleet and planned network restructuring for February, March and April. GOL is prepared to react swiftly in adapting its seat offer, with flexibility to address demand fluctuations in the coming months.”

Since the start of this crisis and until the end of March/21, the Company will have decreased its fleet by 17 Boeing 737 leased aircraft and reduced its 2020-2022 Boeing 737 MAX deliveries by 34 aircraft. The Company ended February/21 with a total fleet of 128 B737s, eight of which are model B737-MAX. With 74 aircraft operating in its network, daily flight operations decreased 28% over January/21 and were equivalent to 48% in takeoffs and 50% in ASKs of February/20.

During the month, GOL adjusted frequencies to match lower demand in its hubs in São Paulo, Rio de Janeiro, Brasília, Fortaleza and Salvador. The Company is currently operating 98% of routes in its domestic network, which represents even higher levels of connectivity compared to the beginning of 2020, with more destinations and faster connections. As a result, the Company is well positioned for growth in both major and regional markets when demand for air travel resumes.

In March/21, GOL will implement an even greater reduction and operate approximately 250 flights/day, placing its operations at approximately 40% of March/20. This reduction in the Company’s domestic flight schedule reflects the reduced demand for travel in Brazil, as a consequence of this next phase of Covid-19, Customers awaiting vaccination and the beginning of low season. During this current month, GOL is adapting its fleet and will operate 65 aircraft in its network to control capacity and costs during this period of lower demand.

In addition, to help speed up Brazil’s national immunization program -- which is of paramount importance to confront this pandemic -- GOL is making space on its aircraft available free of charge to the Brazilian authorities for the transportation of Covid-19 vaccines.

Enhancing GOL’s Cost Advantage

In addition to fleet management, the Company’s aircraft contracts are adjusted to meet the volatility of demand in 2021 and result in an effective reduction in GOL’s unit operating costs. The Company has also reduced its fixed costs by converting a portion of its monthly lease payments to variable power-by-the-hour.

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Monthly Investor Update: Capacity, Cash Consumption and Liquidity

For 1Q21, GOL expects to maintain personnel costs at their reduced position, at 40% of pre-pandemic levels. Having converted a significant portion of fixed payroll and fleet costs into variable costs, the Company is well-positioned to preserve the equilibrium of its nominal costs equivalent to the level of its offered capacity and to expand its unit cost leadership.

All eight B737-MAX aircraft are operating long-haul domestic routes as we expect a slower recovery in the international market. GOL expects to end the year with approximately 15% of its NG fleet replaced with MAXs, which will accelerate the return of its CASK to levels comparable to the pre-pandemic period.

“Our single-type fleet operating model, low-cost structure with more variable components and dominant position in Brazil’s high-density traffic hubs enables us to rapidly expand and contract routes to meet variations in demand, while maintaining discipline on capacity and profitability,” said Celso Ferrer, Vice President of Operations.

These competitive advantages are further evidenced by the actions of GOL’s stakeholders who have supported the Company during this global crisis. GOL Management fully honored its commitments with the global capital markets and the Company is the only airline in Latin America to have returned capital to investors in 2020. GOL expects these actions will continue to define it, and the Company counts on the continued support and confidence of its stakeholders and partners to invest in the recovery of the Brazilian market.

Commitment to Combine GLA and Smiles

In December, GOL and GLA (GOL Linhas Aéreas) submitted to Smiles’ Board of Directors a new proposal to combine the Company’s two operating subsidiaries: GLA, the largest domestic airline in Brazil, and Smiles, the loyalty and mileage program. With greater visibility on what is required to more efficiently manage its businesses, GOL believes the proposed transaction is an important milestone to maximize future value for both the Company and Smiles’ shareholders by increasing their respective market competitiveness and reducing the GOL Group’s risk.

Today’s challenging operating environment in Brazil makes the successful conclusion of this transaction even more critical for both companies and will substantially reduce the risks each one faces during the pandemic. Further, the Company believes the combination of these two entities is important for aligning the respective operating and financial incentives and addresses the issues that exist today due to the inefficiencies of the current contract that governs the relationship between them. The proposed corporate merger was submitted to GOL and Smiles’ shareholders for approval at the respective shareholders’ meetings to be held on March 15th.

Executing Environment, Social and Governance (“ESG”) Best Practices

As the Company manages through the Covid-19 pandemic, GOL has sought to maintain its commitment to the highest standards of ESG. The Company is a world leader in striving to make the aviation industry more sustainable in areas related to carbon neutralization and the development of biodiesel fuel alternatives. The Company encourages the airline industry as a whole to tackle climate change, social inequality and governance issues by becoming more sustainable, inclusive and transparent.

GOL proactively reports relevant ESG information to investors in accordance with the Sustainability Accounting Standards Board (“SASB”) standard for the airline industry (TR0201). In this challenging operating environment globally for airlines, this industry’s commitment to ESG initiatives is critical.

Aligned to Safety, GOL is Prepared for a Slower Recovery

Kakinoff concluded: “We are facing a severe phase of Covid-19 in Brazil, and both airlines and tourism are the most highly affected industries. We have confidence in the ability of our Team of Eagles to overcome these challenges, prioritizing our Customers and employees’ safety, preserving jobs and providing an efficient air network for necessary travel and distribution of the vaccine.”

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Monthly Investor Update: Capacity, Cash Consumption and Liquidity

The Company anticipates that the successful roll-out of vaccinations through Brazil’s National Immunization Program will reactivate demand in the leisure and corporate segments, however, given that the number of cases of Covid-19 in Brazil are at record levels, GOL’s Management continues to consider more conservative recovery scenarios, maintaining initiatives to reduce costs, cash flow equilibrium and the match of supply to reduced levels of demand.

The Company prioritizes its Customers and Crew to have a safe and enjoyable experience while on board. In addition to adhering to the already strict standards of civil aviation sanitation established by authorities, in line with the recommendations of the International Civil Aviation Organization (ICAO), World Health Organization (WHO), International Air Transport Association (IATA Agência Nacional de Aviação Civil (ANAC) e Agência Nacional de Vigilância Sanitária (Anvisa), GOL seeks to enhance its operations on every front, including ticket sales, customer service, boarding, the in-flight experience and disembarkation services. Since December 2020, the Company initiated an important partnership with the Albert Einstein Hospital certifying all of its Covid-19 prevention procedures and measures, as the only airline in Brazil with this partnership.

“Through our values and track records of Service and Safety, our Customers have confidence in the Company. We believe that people will want to fly with the airline they trust most in Service and Safety, both during and after the pandemic,” said Eduardo Bernardes, Vice president of Sales and Marketing.

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Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Key Metrics – February 2021 (preliminary and unaudited)

Liquidity	February/2021	∆ January/2021
Total liquidity Deposits Unencumbered assets	R$2.0 billion R$2.2 billion R$1.3 billion	-10% -1% -1%
Net Cash Consumption	February/2021	∆ January/2021
Cash inflows Cash outflows¹ Net cash consumption (“burn”)	R$22 MM/day R$(25) MM/day R$(3) MM/day	+9% +19% NM
Fleet	February/2021	∆ January/2021
Total (average) Operating aircraft (average) Flights per day (average) Network destinations – Total²	128 74 355 (48% of 2020) 62 (83% of 2020)	- -17 -28% -2%
Operating Results	February/2021	∆ January/2021
Seats – Domestic & Total (000) ASK – Domestic & Total (million) Load factor – Domestic & Total Consolidated gross revenue (R$MM)	1,735 2,089 80.8% 503	-35% -37% -2.4 p.p. -42%
1-	Excluding financial debt service;
2-	Excludes codeshare and interline destinations.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company
bnye@montiethco.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 14,000 highly skilled aviation professionals and operates a fleet of 128 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer